CERTIFICATE OF AMENDMENT
                         OF CERTIFICATE OF INCORPORATION

                                       OF

                           CAREERENGINE NETWORK, INC.
                      (Pursuant to Sections 228 and 242 of
                      the Delaware General Corporation Law)

                           --------------------------

         Careerengine Network, Inc. ("CareerEngine"), a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the "DGCL") does hereby certifies that:

         FIRST: The Board of Directors of CareerEngine, by unanimous written consent pursuant to Section 141(f) of the DGCL, duly adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of CareerEngine (the "Certificate of Incorporation"), declaring such amendment to be advisable and calling a meeting of the shareholders of CareerEngine for consideration thereof. The amendment adopted provides as follows: That Article Fourth of the Certificate of Incorporation shall be amended to read in its entirety as follows and is hereafter referred to as the "Amendment"

         " FOURTH: The total number of shares which the Corporation shall have the authority to issue is 21,000,000 shares, of which 20,000,000 shares shall be common stock, with a par value of $0.10 per share (the "Common Stock") and 1,000,000 shares shall be preferred stock, with a par value of $0.10 per share (the "Preferred Stock").

         The Preferred Stock may be issued from time to time in one or more series with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, as shall be stated in the resolutions adopted by the Board of Directors (the "Board") providing for the issuance of such Preferred Stock or series thereof; and the Board is hereby vested with authority to fix such designations, preferences and relative participating, optional or other special rights or qualifications, limitations, or restrictions for each series, including, but not by way of limitation, the power to fix the redemption and liquidation preferences, the rate of dividends payable and the time for and the priority of payment thereof and to determine whether such dividends shall be cumulative or not and to provide for and fix the terms of conversion of such Preferred Stock or any series thereof into Common Stock of the Corporation and fix the voting Power, if any, of shares of Preferred Stock or any series thereof.

         SECOND: That the Amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL. Prompt written notice of the adoption of the Amendment herein certified has been given to those stockholders who have not consented in writing thereto, as provided in Section 228 of the DGCL.

         THIRD: This Certificate of Amendment shall become effective upon the filing hereof in the Office of the Secretary of State of the State of Delaware.

         IN WITNESS WHEREOF, CareerEngine has caused this Certificate of Amendment to be duly executed by its President as of October 16, 2000.


                           CareerEngine Network, Inc.

                           By:   /s/ George W. Benoit
                              ---------------------------
                              George W. Benoit, President